UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-03610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARCONIC BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC SALARIED RETIREMENT SAVINGS PLAN

ARCONIC HOURLY NON-BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC FASTENER SYSTEMS AND RINGS RETIREMENT SAVINGS PLAN

ARCONIC RETIREMENT SAVINGS PLAN FOR ATEP BARGAINING EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ARCONIC INC.

390 Park Avenue, New York, NY 10022-4608

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Page(s)

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Arconic Bargaining Retirement Savings Plan,

Arconic Salaried Retirement Savings Plan,

Arconic Hourly Non-Bargaining Retirement Savings Plan,

Arconic Fastener Systems and Rings Retirement Savings Plan, and

Arconic Retirement Savings Plan for ATEP Bargaining Employees

Report of Independent Registered Public Accounting Firm	1–4

Financial Statements
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2017	5

Statement of Individual Plan Net Assets Available for Benefits
December 31, 2016	6

Statement of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2017	7

Notes to Financial Statements
December 31, 2017 and 2016	8–20

Supplemental Schedules

Arconic Bargaining Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017	21

Arconic Salaried Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017	22

Arconic Hourly Non-Bargaining Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017	23

Arconic Fastener Systems and Rings Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017	24

Arconic Retirement Savings Plan for ATEP Bargaining Employees
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017	25

Signatures	26

Consent	27

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the

Arconic Bargaining Retirement Savings Plan,

Arconic Salaried Retirement Savings Plan,

Arconic Hourly Non-Bargaining Retirement Savings Plan, and

Arconic Fastener Systems and Rings Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of individual plan net assets available for benefits of the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Arconic Fastener Systems and Rings Retirement Savings Plan (each referred to as a “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in individual plan net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2017 of the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Arconic Fastener Systems and Rings Retirement Savings Plan have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219

T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 25, 2018

We have served as the Arconic Bargaining Retirement Savings Plan’s auditor since at least 1994. We have not determined the specific year we began serving as auditor of the Plan.

We have served as the Arconic Salaried Retirement Savings Plan’s auditor since at least 1994. We have not determined the specific year we began serving as auditor of the Plan.

We have served as the Arconic Hourly Non-Bargaining Retirement Savings Plan’s auditor since 2003.

We have served as the Arconic Fasteners and Rings Retirement Savings Plan’s auditor since 2012.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Arconic Retirement Savings Plan for ATEP Bargaining Employees

Opinion on the Financial Statements

We have audited the accompanying statements of individual plan net assets available for benefits of the Arconic Retirement Savings Plan for ATEP Bargaining Employees (the “Plan”) as of December 31, 2017 and the related statement of changes in individual net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219

T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 25, 2018

We have served as the Plan’s auditor since 2018.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statement of Individual Plan Net Assets Available for Benefits

December 31, 2017

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	ATEP Bargaining Plan	Total
Assets
Plan’s value of interest in Arconic Retirement Savings
Plan Master Trust at fair value
Arconic Stock Fund	$42,719,278	$76,195,072	$18,021,608	$19,053,813	$891,186	$156,880,957
Other investments	438,467,718	1,229,364,143	317,846,379	264,365,273	26,091,678	2,276,135,191

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	481,186,996	1,305,559,215	335,867,987	283,419,086	26,982,864	2,433,016,148
Investment contracts at contract value	86,493,112	181,596,353	41,341,390	67,435,171	760,450	377,626,476

Total value of interest in Arconic Retirement Savings Plan Master Trust (Note 3)	567,680,108	1,487,155,568	377,209,377	350,854,257	27,743,314	2,810,642,624
Other investments at fair value	19,568,202	58,447,288	1,653,828	5,838,043	—	85,507,361
Notes receivable from participants	23,153,392	14,612,071	15,610,878	13,463,217	1,252,578	68,092,136
Participant contribution receivable	650,436	208,693	537,996	704,047	41,818	2,142,990
Employer contribution receivable	388,609	266,348	446,150	350,834	19,734	1,471,675

Net assets available for benefits	$611,440,747	$1,560,689,968	$395,458,229	$371,210,398	$29,057,444	$2,967,856,786

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statement of Individual Plan Net Assets Available for Benefits

December 31, 2016

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	Total
Assets
Plan’s value of interest in Arconic Retirement Savings
Plan Master Trust at fair value
Arconic Stock Fund	$31,034,555	$63,376,358	$14,114,795	$15,312,973	$123,838,681
Alcoa Corporation Stock Fund	14,553,102	28,948,843	6,519,922	7,160,741	57,182,608
Other investments	319,816,443	977,195,742	225,615,509	211,179,923	1,733,807,617

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	365,404,100	1,069,520,943	246,250,226	233,653,637	1,914,828,906
Investment contracts at contract value	87,873,109	196,292,563	46,574,908	70,059,908	400,800,488

Total value of interest in Arconic Retirement Savings Plan Master Trust (Note 3)	453,277,209	1,265,813,506	292,825,134	303,713,545	2,315,629,394
Other investments at fair value	17,546,407	53,005,643	1,621,628	4,918,905	77,092,583
Notes receivable from participants	18,231,385	13,252,047	14,003,559	12,400,978	57,887,969
Participant contribution receivable	411,078	154,564	464,618	579,625	1,609,885
Employer contribution receivable	237,308	230,691	385,174	286,500	1,139,673

Net assets available for benefits	$489,703,387	$1,332,456,451	$309,300,113	$321,899,553	$2,453,359,504

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statement of Changes in Individual Plan Net Assets Available for Benefits

Year Ended December 31, 2017

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	ATEP Bargaining Plan	Total
Additions
Contributions
Arconic Stock Fund
Participant	$2,388,410	$2,508,558	$969,247	$970,295	$14,257	$6,850,767
Employer	962,045	1,958,693	734,496	420,708	8,645	4,084,587
Other investments
Participant	31,358,640	48,100,996	20,993,241	17,909,532	2,567,788	120,930,197
Employer	14,317,749	34,861,065	16,398,504	8,919,749	1,039,039	75,536,106

	49,026,844	87,429,312	39,095,488	28,220,284	3,629,729	207,401,657

Plan interest in Arconic Retirement Savings Plan Master Trust investment income
Arconic Stock Fund	14,402,140	29,081,706	6,589,686	7,021,533	302,226	57,397,291
Alcoa Corporation Stock Fund	7,768,330	14,177,331	3,302,275	3,605,752	136,059	28,989,747
Other investments	64,924,198	192,108,464	48,754,674	39,065,805	3,226,848	348,079,989

Total Plan interest in Arconic Retirement Savings Plan Master Trust investment income	87,094,668	235,367,501	58,646,635	49,693,090	3,665,133	434,467,027
Other investment income	2,987,578	8,131,684	162,232	955,691	—	12,237,185

Total additions	139,109,090	330,928,497	97,904,355	78,869,065	7,294,862	654,105,869
Deductions
Benefit payments to participants	(46,719,548)	(157,236,586)	(32,342,938)	(29,399,164)	(1,108,808)	(266,807,044)

Net increase prior to Plan transfers	92,389,542	173,691,911	65,561,417	49,469,901	6,186,054	387,298,825
Plan transfers
Transfer from RTI Employee Savings Plans	—	50,668,194	53,658,873	—	22,871,390	127,198,457
Transfers between plans, net	29,347,818	3,873,412	(33,062,174)	(159,056)	—	—

Net increase	121,737,360	228,233,517	86,158,116	49,310,845	29,057,444	514,497,282
Net assets available for benefits
Beginning of year	489,703,387	1,332,456,451	309,300,113	321,899,553	—	2,453,359,504

End of year	$611,440,747	$1,560,689,968	$395,458,229	$371,210,398	$29,057,444	$2,967,856,786

The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of Plans

General

The Arconic Bargaining Retirement Savings Plan (“Bargaining Plan”), Arconic Salaried Retirement Savings Plan (“Salaried Plan”), Arconic Hourly Non-Bargaining Retirement Savings Plan (“Hourly Non-Bargaining Plan”), Arconic Fastener Systems and Rings Retirement Savings Plan (“AFSR Plan”), and Arconic Retirement Savings Plan for ATEP Bargaining Employees (“ATEP Plan”) (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Arconic Inc. (“Arconic” or the “Company”) and the trustee, The Bank of New York Mellon (“Trustee”). In general, the Plans provide various investment options for amounts withheld from employees’ salaries and for company contributions. Plan documents are available to participants upon request.

Effective January 1, 2017, the Arconic Retirement Savings Plan for ATEP Bargaining Employees was formed for participants in various collective bargaining agreements by RTI International Metals, Inc.

On September 29, 2016, the Alcoa Inc. Board of Directors approved the separation of Alcoa Inc. into two independent publicly traded companies. On November 1, 2016, the separation transaction was completed and became effective. Alcoa Inc. was renamed Arconic Inc., and the company spun off was named Alcoa Corporation.

In anticipation of the separation of Alcoa Inc., Alcoa USA Corp., a subsidiary of newly formed Alcoa Corporation both before and after the separation established the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp (collectively, the “Alcoa USA Corp. Plans”). The Alcoa USA Corp. Plans were effective August 1, 2016. The accounts attributable to all participants who were employees or former employees assigned to Alcoa Corporation were transferred to the Alcoa USA Corp. Plans, and such individuals ceased to be participants in the Plans. On August 1, 2016, net assets of $983,338,005 were transferred to the Alcoa USA Corp. Plans, of which $374,983,667 were transferred from the Bargaining Plan, $580,086,974 were transferred from the Salaried Plan and $28,267,364 were transferred from the Hourly Non-Bargaining Plan.

In addition, in anticipation of the separation of Alcoa Inc., the Alcoa Retirement Savings Plan for Bargaining Employees was renamed the Arconic Bargaining Retirement Savings Plan, the Alcoa Retirement Savings Plan for Salaried Employees was renamed the Arconic Salaried Retirement Savings Plan, the Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees was renamed the Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Alcoa Retirement Savings Plan for Fastener Systems Employees was renamed the Arconic Fastener Systems and Rings Retirement Savings Plan, effective August 1, 2016.

Prior to the separation of Alcoa Inc., one of the Plans’ investment options was the Alcoa Stock Fund, which primarily invested in Alcoa Inc. common stock. Upon separation on November 1, 2016, the Alcoa Inc. Stock Fund was renamed the Arconic Stock Fund, and the Alcoa Corporation Stock Fund (a non-employer stock fund holding Alcoa Corporation common stock), was established. On November 1, 2016, each shareholder of record of Alcoa Inc. common stock as of the close of business on October 20, 2016 received one share of Alcoa Corporation common stock for every three shares of Alcoa Inc. common stock owned. The Alcoa Corporation Stock Fund was frozen to new investments, other than the reinvestment of Alcoa Corporation dividends, if any. The Alcoa Corporation Stock Fund was liquidated on October 6, 2017. Any funds remaining in the Alcoa Corporation Stock Fund at the liquidation date were credited to participant accounts in the applicable BlackRock LifePath Fund, which are the Plans’ Qualified Default Investment Alternative Funds.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Bargaining and ATEP Plans are only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. Except for the participants in the ATEP Plan, a participant is immediately vested in company contributions, which are therefore nonforfeitable.

For the ATEP Plan, employer contributions and the earnings on those contributions vest incrementally: 33% after one year of service, 67% after two years and 100% vested after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future company contributions. Total forfeitures that reduced employer contributions and plan expenses in 2017 are $17,492.

Employee Contributions

Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the IRS limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Effective March 1, 2015, eligible employees in the Arconic Bargaining Retirement Savings Plan may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan (2015 or later plans only) in increments of 10% and subject to the maximums allowable by the Code and Department of Treasury regulations.

Negotiated deferrals, as defined in the Bargaining Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $6,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the Internal Revenue Code. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans. The Plans do not accept rollover contributions from Roth individual retirement accounts.

Employer Contributions

For the Hourly Non-Bargaining Plan and AFSR Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation. For the Salaried Plan, participating locations must make a matching employer contribution up to 6% of the participants’ eligible compensation. The employer match for contributions to the Bargaining Plan and ATEP Plan is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions under the Bargaining Plan.

The employer match for the Plans is contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees hired or rehired as of specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period. These employer contributions are allocated to the participants’ accounts in the same percentages as the participants’ other investment elections.

Certain eligible employees in the Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable From Participants

Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions, retiree medical savings contributions, legacy RTI Money Purchase Plan (“RTI MPP”) balances and legacy RTI Roth Balances. However, participants in the ATEP plan may borrow against employer contributions.

The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2017 and 2016. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

Payment of Benefits

While actively employed, participants have access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, hardship withdrawals of pre-tax contributions and withdrawals for participants over age 59 1⁄2. No portion of a legacy RTI MPP balance shall be available for withdrawals during employment.

On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 ($1,000 for the ATEP Plan) may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution upon the later of December 31, 2016, or when the participant attains age 69, except for legacy RTI MPP balances. The default election for RTI MPP distribution is a Qualified Joint and Survivor Annuity, which the Trustee shall purchase from an insurance company. Participants can choose alternative distribution options. Notwithstanding the forgoing, if a participant attains age 70 prior to December 31, 2016, such distribution shall be made when the participant attains age 70.

Risks and Uncertainties

The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits and Statement of Changes in Individual Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Arconic Retirement Savings Plan Master Trust investment income and other investment income includes the Plans’ unrealized and realized gains and losses on investments.

Payments of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.

Administrative Expenses

The Fixed Income Fund, Arconic Stock Fund, and Alcoa Corporation Stock Fund investment management fees are paid by the Plans from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund’s net assets. For the Arconic Stock Fund and Alcoa Corporation Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Many funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Prior to July 1, 2017, participant investments in all funds (excluding those included in the self-directed brokerage account) are subject to an administrative expense fee, which is used to pay the expenses of the Plans such as trustee, recordkeeping, audit, consulting, and other administrative expenses. This fee is charged on a daily basis and is reflected in the price at which participants transact. Effective July 1, 2017, the administrative expense fee charged daily will no longer apply. Instead, a new monthly fee will be charged to all participants, including those who have all funds in the self-directed brokerage window. A new additional monthly account maintenance fee will apply if any investments are through the brokerage window.

For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses. The 2017 administrative expenses charged to participants were $716,792 for the Salaried Plan, $334,875 for the Bargaining Plan, $257,438 for the Hourly Non-Bargaining Plan, $209,214 for the Fastener Systems Plan and $16,827 for the ATEP Plan.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

The fees described above are included within Plan Interest in Arconic Retirement Savings Plan Master Trust investment income.

Recently Adopted Accounting Guidance

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Currently, there is no guidance in US GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Plans adopted ASU 2014-15 on January 1, 2016 and its adoption did not have an impact to the Plans’ financial statements.

Recently Issued Accounting Guidance

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2017-06 Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 relates to the presentation and disclosure reporting requirements by an employee benefit plan for its interest in a master trust. The guidance will require, for each master trust in which a plan holds an interest, a plan’s interest in that master trust and any change in that interest to be presented in a separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, the guidance removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. Lastly, the guidance requires all plans to disclose their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances. This ASU is effective for fiscal years beginning after December 15, 2018 and is to be applied retroactively. Early adoption is permitted. The Plans’ management is currently reviewing the impact of this guidance on the Plans’ financial statements and notes to financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

3.	Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections. At December 31, Master Trust net assets were comprised of the following:

	2017	2016
Master trust net assets
Investments at fair value
Arconic Stock Fund (includes $4,129,923 of investments in a common collective trust)	$156,880,957	$123,838,681
Alcoa Corporation Stock Fund	—	57,182,608
Shares of Registered Investment Companies	1,474,441,618	1,250,039,272
Other Investments	801,693,573	483,768,345

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	2,433,016,148	1,914,828,906
Investment contracts at contract value	377,626,476	400,800,488

Total value of interest in Arconic Retirement Savings Plan Master Trust	$2,810,642,624	$2,315,629,394

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31:

	2017	2016
Percent ownership of the Plans in Savings Plan Master Trust
Bargaining Plan	20.20%	19.58%
Salaried Plan	52.91	54.66
Hourly Non-Bargaining Plan	13.42	12.65
AFSR Plan	12.48	13.11
ATEP Bargaining Plan	0.99	0.00

	100.00%	100.00%

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

For the year ended December 31, 2017, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net investment income from Master Trust investments
Investment income
Arconic Stock Fund (includes $49,656 of income from common collective trusts)	$55,964,507
Alcoa Corporation Stock Fund (includes $13,712 of income from common collective trusts)	28,989,747
Shares of Registered Investment Companies	235,867,476
Commingled trusts	80,499,814

401,321,544
Interest	8,598,366
Registered Investment Companies dividends	23,114,333
Arconic stock dividends	1,432,784

Net investment income from Arconic Retirement Savings Plan Master Trust investments	$434,467,027

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

Net investment income from other investments outside of Master Trust
Net investment income	$10,971,107
Interest	51,172
Dividends & capital gains	1,214,906

Net investment income from other investments outside of Master Trust	$12,237,185

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

4.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2017 and 2016.

Cash and Cash Equivalents

Valued at cost which approximates fair value.

Fixed Income Securities

Valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities

Valued at the closing price reported on the active market on which the individual securities are traded.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

Mutual Funds

Valued at the daily closing price as reported by the fund.

Commingled Trusts

Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value (a)	Total
Fair Value Measurements at end of year
Assets in Arconic Retirement Savings Plan Master Trust
Equity securities (Arconic common stock)	$152,756,960	$—	$—	$—	$152,756,960
Mutual funds	1,474,441,618	—	—	—	1,474,441,618
Commingled trusts	—	—	—	805,817,570	805,817,570

Total of assets in Arconic Retirement Savings Plan Master Trust	1,627,198,578	—	—	805,817,570	2,433,016,148
Assets outside Arconic Retirement Savings Plan Master Trust	84,730,464	776,897	—	—	85,507,361

Fair value of plan assets	$1,711,929,042	$776,897	$—	$805,817,570	$2,518,523,509

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value (a)	Total
Fair Value Measurements at end of year
Assets in Arconic Retirement Savings Plan Master Trust
Equity securities (Arconic and Alcoa Corp. common stock)	$175,163,961	$—	$—	$—	$175,163,961
Mutual funds	1,250,039,272	—	—	—	1,250,039,272
Commingled trusts	—	—	—	489,625,673	489,625,673

Total of assets in Arconic Retirement Savings Plan Master Trust	1,425,203,233	—	—	489,625,673	1,914,828,906
Assets outside Arconic Retirement Savings Plan Master Trust	76,290,266	802,317	—	—	77,092,583

Fair value of plan assets	$1,501,493,499	$802,317	$—	$489,625,673	$1,991,921,489

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

5.	Investment Contracts

The Plans hold a portfolio of investment contracts, all of which are synthetic. The Investment Contracts are held in the Fixed Income Fund (the “Fund”) and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans’ assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement. However, the banks or insurance companies would be required to grant the Fund a right to amortize any market to book differential over an agreed upon period of time.

6.	Related-Party Transactions

The Plans own shares of common stock of Arconic Inc. through the investment in the Arconic Inc. Stock Fund and formerly owned the common stock of Alcoa Inc. through investment in the Alcoa Inc. Stock Fund, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. During 2017, purchases and sales of shares of common stock in the Arconic Inc. Stock Fund were $7,220,301 and $28,156,180, respectively. Dividends earned on Arconic Inc. common stock during 2017 were $ 1,432,784. As of December 31, 2017 and 2016 the Plans owned 5,605,760 and 6,463,679 shares of Arconic Inc. common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.

Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

7.	Plan Transfers

In January 2017, assets of $127,198,457 from the RTI Employee Savings and Investment Plan, the RTI International Metals, Inc. Employee Savings and Investment Plan, and the RTI Bargaining Unit Employee Savings and Investment Plan were transferred to the Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies. Of the amount transferred, the Non-Bargaining Plan received $53,658,873, the Salaried Plan received $ 50,668,194, and the Arconic Retirement Savings Plan for ATEP Bargaining Employees received $ 22,871,390.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2017 and 2016

Effective June 1, 2017, assets of $29,255,514 of certain actively employed, collectively bargained, hourly participants at the Hampton, Virginia location of Howmet Castings & Services Inc. who were members of the United Steelworkers union were transferred from the Hourly Non-Bargaining Plan to the Bargaining Plan.

In January 2016, assets of $40,437,715 from the Firth Rixson, Inc. Employee Savings Plan were transferred to the Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies. Of the amount transferred, the Fasteners Systems Plan received $36,873,851, the Salaried Plan received $2,274,206, and the Hourly Non-Bargaining Plan received $1,289,658.

8.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letters dated April 28, 2017 for the Bargaining Plan, Salaried Plan and the Hourly Non-Bargaining Plan, a letter dated May 17, 2017 for the AFSR Plan, and a letter dated April 10, 2018 for the ATEP Plan that the Plans are qualified and the trust established under the Plans is tax exempt under the appropriate sections of the Code. These plans have been amended since receiving the determination letters. However, the Plans’ administrator and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

US GAAP require the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans’ administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans’ administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

9.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 25, 2018, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures, other than that which is noted below.

In January 2018, the Company announced the freeze of its U.S. defined benefit pension plans for salaried and non-bargained hourly employees, effective April 1, 2018. Benefit accruals for future service and compensation under all of the Company’s qualified and non-qualified defined benefit pension plans for U.S. salaried and non-bargained hourly employees (the “Pension Plans”) will cease. In connection with this change, effective April 1, 2018, impacted employees will commence receiving an employer contribution of 3% of eligible compensation under the Salaried Plan, and, for the period from April 1, 2018 through December 31, 2018, an additional transition employer contribution of 3% of eligible compensation.

Arconic Bargaining Retirement Savings Plan

EIN #25-0317820, Plan 008

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Bargaining Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$567,680,108

	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	23,153,392

	Various	Schwab self-directed brokerage account	**	19,568,202

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Salaried Retirement Savings Plan

EIN #25-0317820, Plan 007

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Salaried Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$1,487,155,568

	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	14,612,071

	Various	Schwab self-directed brokerage account	**	58,447,288

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Hourly Non-Bargaining Retirement Savings Plan

EIN #25-0317820, Plan 017

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Hourly Non-Bargaining Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$377,209,377

	Participant loans	Interest rates range from 4.25% to 10.00%; loans due at various maturity dates from less than one year to 25 years	**	15,610,878

	Various	Schwab self-directed brokerage account	**	1,653,828

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Fastener Systems and Rings Retirement Savings Plan

EIN #25-1538236, Plan 011

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Fastener Systems and Rings Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$350,854,257

	Participant loans	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	13,463,217

	Various	Schwab self-directed brokerage account	**	5,838,043

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Retirement Savings Plan for ATEP Bargaining Employees

EIN #30-10875005, Plan 014

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2017

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Retirement Savings Plan for Bargaining ATEP Employees	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$27,743,314

	Participant loans	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	1,252,578

	Various	Schwab self-directed brokerage account	**	—

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, Arconic Fastener Systems and Rings Retirement Savings Plan and Arconic Retirement Savings Plan for ATEP Bargaining Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCONIC BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC SALARIED RETIREMENT SAVINGS PLAN

ARCONIC NON-BARGAINING HOURLY

RETIREMENT SAVINGS PLAN

ARCONIC FASTENER SYSTEMS AND RINGS

RETIREMENT SAVINGS PLAN

ARCONIC RETIREMENT SAVINGS PLAN FOR ATEP

BARGAINING EMPLOYEES

By:	/s/ Scott Zahorchak
Scott Zahorchak
Benefits Management Committee Member

By:	/s/ Brian Redmond
Brian Redmond
Benefits Management Committee Member

By:	/s/ David Milbourne
David Milbourne
Benefits Management Committee Member

June 25, 2018

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, 333-155668, 333-168428, 333-170801, 333-182899 and 333-209772) of Arconic Inc. of our report dated June 25, 2018 relating to the financial statements of the Arconic Salaried Retirement Savings Plan, Arconic Bargaining Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, Arconic Fastener Systems and Rings Retirement Savings Plan and Arconic Retirement Savings Plan for ATEP Bargaining Employees which appear in this Form 11-K.

By:	/s/ PricewaterhouseCoopers LLC

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2018